TABLE OF CONTENTS
Condensed Consolidated Interim Statements of Financial Position			1
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss			2
Condensed Consolidated Interim Statements of Changes in Equity			3
Condensed Consolidated Interim Statements of Cash Flows			4
Notes to the Condensed Consolidated Interim Financial Statements	5	–	30

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at May 31, 2021 and August 31, 2020
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	MAY 31, 2021	AUGUST 31, 2020
ASSETS
Current assets
Cash	$58,392	$24,600
Short-term investments (Note 4)	138,054	50,128
Accounts receivable (Note 5)	16,287	14,747
Loan receivable (Note 6)	929	2,229
Biological assets (Note 7)	10,194	5,394
Inventories (Note 8)	36,444	66,365
Prepaid expenses and deposits	4,844	6,741
	265,144	170,204

Restricted funds (Note 11 and Note 13(iii))	31,109	8,032
Property, plant and equipment (Note 9)	247,698	247,420
Intangible assets and goodwill (Note 10)	19,107	1,772
Deferred charges and deposits (Note 9)	3,976	698
Investments in associates (Note 15)	8,523	7,001
Net investment in sublease (Note 5 and Note 14(ii))	1,158	—
	$576,715	435,127

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$19,276	17,486
Current portion of long-term debt (Note 11)	80	11,595
	19,356	29,081

Long-term debt (Note 11)	247	103,671
Derivative liabilities (Note 12)	44,731	—
Other long-term liabilities (Note 14)	9,202	2,848
	73,536	135,600

SHAREHOLDERS' EQUITY
Share capital (Note 13)	729,069	420,673
Equity reserves (Note 13)	23,849	23,744
Accumulated other comprehensive (loss) income	(66)	50
Accumulated deficit	(249,673)	(144,940)
	503,179	299,527
	$576,715	435,127

On behalf of the Board:
/s/Stephen Smith, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    1

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the three and nine months ended May 31, 2021 and 2020
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2021	MAY 31, 2020	MAY 31, 2021	MAY 31, 2020
REVENUE
Gross revenue (Note 19)	$29,105	$22,241	$73,677	$77,997
Excise taxes	(8,781)	(4,220)	(19,379)	(11,603)
Net revenue	20,324	18,021	54,298	66,394
Cost of sales (Note 20)	23,381	44,375	77,700	75,996
Gross margin before fair value adjustments	(3,057)	(26,354)	(23,402)	(9,602)
Fair value adjustments to biological assets, inventories sold, and other charges (Note 7)	5,176	(23,862)	(8,348)	(18,133)
Gross margin	2,119	(50,216)	(31,750)	(27,735)

OPERATING EXPENSES
General and administrative (Note 22)	9,453	5,959	24,891	20,384
Sales and marketing	4,106	4,299	10,919	13,310
Share-based compensation (Note 13(iv))	775	1,095	2,140	4,013
Impairment of property, plant and equipment (Note 9(i))	—	37,740	—	37,740
Total operating expenses	14,334	49,093	37,950	75,447

LOSS FROM OPERATIONS	(12,215)	(99,309)	(69,700)	(103,182)
Financing costs	436	2,222	2,824	5,052
Investment income	(185)	(47)	(432)	(136)
Government subsidies (Note 23)	(2,714)	(3,237)	(7,255)	(3,237)
Share of loss from investments in associates (Note 15)	315	428	901	977
Impairment of loan receivable and investments in associates (Note 6 and Note 15)	800	1,400	1,300	3,000
Unrealized (gain) loss on changes in fair value of contingent consideration (Note 14(i))	(24)	(229)	166	(801)
Share issue costs allocated to derivative liabilities (Note 12)	—	—	803	—
Change in fair value of derivative liabilities (Note 12)	(7,305)	—	35,026	—
Legal provision (Note 21)	470	—	1,700	—
Loss before tax	(4,008)	(99,846)	(104,733)	(108,037)
Income tax expense
Deferred, net	—	(9,975)	—	(10,471)

NET LOSS	$(4,008)	$(89,871)	$(104,733)	$(97,566)
Other comprehensive (loss) income
Foreign currency translation (loss) gain, net of tax	(182)	225	(116)	156

COMPREHENSIVE LOSS	$(4,190)	$(89,646)	$(104,849)	$(97,410)
Net loss per common share, basic (Note 13 (v))	$(0.014)	$(0.512)	$(0.433)	$(0.589)
Net loss per common share, diluted (Note 13 (v))	$(0.014)	$(0.512)	$(0.433)	$(0.589)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    2

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the nine months ended May 31, 2021 and 2020
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2019	156,196,347	318,125	17,707	(43)	(8,783)	327,006
At-the-market equity financing, net of issue costs of $3,320 (Note 13 (iii))	30,236,461	82,715	—	—	—	82,715
Share-based compensation (Note 13 (iv))	—	—	6,933	—	—	6,933
Exercise of stock options (Note 13 (iii))	648,740	1,527	(613)	—	—	914
Exercise of restricted share units (Note 13 (iii))	121,745	598	(598)	—	—	—
Foreign currency translation gain, net of tax	—	—	—	156	—	156
Net loss	—	—	—	—	(97,566)	(97,566)
Balance - May 31, 2020	187,203,293	$402,965	$23,429	$113	$(106,349)	$320,158

Balance - September 1, 2020	194,511,061	420,673	23,744	50	(144,940)	299,527
Unit financing, net of issue costs of $3,502 (Note 13 (iii))	37,375,000	52,747	—	—	—	52,747
Private placement, net of issue costs of $1,174 (Note 13 (iii))	58,336,392	216,112	—	—	—	216,112
Shares issued related to business combination, net of issue costs of $65 (Note 13 (iii) and Note 26)	5,045,873	21,935	—	—	—	21,935
Share-based compensation (Note 13 (iv))	—	—	2,537	—	—	2,537
Exercise of stock options (Note 13 (iii))	1,561,698	5,773	(2,058)	—	—	3,715
Exercise of restricted share units (Note 13 (iii))	78,465	374	(374)	—	—	—
Exercise of warrants (Note 13 (iii))	1,736,350	11,455	—	—	—	11,455
Foreign currency translation loss, net of tax	—	—	—	(116)	—	(116)
Net loss	—	—	—	—	(104,733)	(104,733)
Balance - May 31, 2021	298,644,839	$729,069	$23,849	$(66)	$(249,673)	$503,179

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    3

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three and nine months ended May 31, 2021 and 2020
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	May 31, 2021	May 31, 2020 (Note 24)	May 31, 2021	May 31, 2020 (Note 24)
CASH PROVIDED (USED)
OPERATING ACTIVITIES
Net loss	$(4,008)	$(89,871)	$(104,733)	$(97,566)
Items not affecting cash:
Share-based compensation (Note 13 (iv))	973	1,937	2,746	7,142
Depreciation and amortization (Note 9 and Note 10)	5,557	4,986	16,033	12,660
Loss on disposal of property, plant and equipment	69	47	77	539
Impairment losses (Note 6, Note 9 and Note 15(b))	800	39,140	1,300	40,740
Fair value adjustment to biological assets	(2,054)	(5,468)	4,933	(1,150)
Financing costs	436	2,222	2,824	5,052
Investment income	(185)	(48)	(432)	(136)
Share of loss from investments in associates (Note 15)	315	440	901	990
Unrealized (gain) loss on changes in fair value of contingent consideration (Note 14(i))	(24)	(229)	166	(801)
Change in legal provision	470	—	1,700	—
Change in estimated fair value of derivative liabilities (Note 12)	(7,305)	—	35,026	—
Share issue costs allocated to derivative warrants (Note 12)	—	—	803	—
Deferred tax expense	—	(9,975)	—	(10,471)
Changes in non-cash working capital:
Net change in accounts receivable	(5,680)	7,675	(1,250)	3,604
Net change in biological assets	(673)	27,351	(1,224)	16,242
Net change in inventories	(537)	18,266	21,412	(1,179)
Net change in accounts payable and accrued liabilities	4,383	2,660	517	(25,550)
Net change in prepaid expenses and deferred charges	(3,291)	1,180	(1,689)	12,435
Net cash (used in) provided by operating activities	(10,754)	313	(20,890)	(37,449)

FINANCING ACTIVITIES
Proceeds from equity financing, net of issue costs (Note 13(iii))	—	29,830	—	82,715
Proceeds from unit financing, net of issue costs (Note 12 and Note 13(iii))	—	—	64,839	—
Private placement, net of issue costs (Note 12 and Note 13(iii))	220,037	—	220,037	—
Payment of lease liabilities, net of sublease receipts (Note 14(ii))	(411)	(330)	(1,088)	(547)
Payment of long-term debt (Note 11)	(58,519)	(10)	(115,039)	(50)
Proceeds from long-term debt, net of issue costs of $nil (2020 - $565 and $705) (Note 11)	—	(565)	—	34,295
Stock options and warrants exercised (Note 13)	1,047	6	8,056	914
Interest and fees paid on long-term debt	(221)	(1,234)	(2,397)	(3,036)
Net cash provided by financing activities	161,933	27,697	174,408	114,291

INVESTING ACTIVITIES
Purchase of short-term investments	(120,020)	—	(120,020)	—
Proceeds from short-term investments	—	—	40,072	135
Investment income	195	64	480	246
Investments in associates (Note 15)	(1)	—	(2,539)	—
Restricted funds	(31,109)	(8,000)	(31,109)	(8,000)
Loan advance	—	—	—	(2,071)
Proceeds on sale of property, plant and equipment	—	—	19	—
Purchase of property, plant and equipment (Note 9 and Note 24)	(2,753)	(16,423)	(6,383)	(68,645)
Purchase of intangible assets (Note 10)	(222)	(96)	(246)	(1,421)
Net cash used in investing activities	(153,910)	(24,455)	(119,726)	(79,756)

(DECREASE) INCREASE IN CASH	$(2,731)	$3,555	$33,792	$(2,914)
CASH POSITION
Beginning of period	$61,123	$41,086	$24,600	$47,555
End of period	$58,392	$44,641	$58,392	$44,641

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    4

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended May 31, 2021 and 2020
(Unaudited - expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office and the registered address of the Company is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; and (iii) SUHM Investments Inc. and Quality Confections Corporation who together own 100% of the issued and outstanding shares of The Edibles and Infusions Corporation (“EIC”), a cannabis processor of confectionary goods. Organigram Inc. was incorporated under the Business Corporation Act (New Brunswick), on March 1, 2013. Organigram Holdings Inc. was incorporated under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. The Edibles and Infusion Corporation was incorporated under the Business Corporation Act (Ontario) on September 20, 2018.

2.     BASIS OF PREPARATION

i.Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended August 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The accounting policies applied are consistent with those applied in the annual consolidated financial statements with the exception of those described in Note 3.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on July 12, 2021.

ii.Basis of measurement
These condensed consolidated interim financial statements have been prepared on a historical cost basis except for biological assets, short-term investments, share-based compensation, contingent share consideration, and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the entity.

iv.COVID-19 estimation uncertainty
In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”), a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, continued to disrupt the Company’s operations during the three months ended May 31, 2021.

The production and sale of cannabis have been recognized as essential services across Canada, however COVID-19-related challenges have persisted, including, but not limited to, reduced staffing levels, production inefficiencies resulting from increased health and safety measures, and limited supply chain issues. For the three months ended May 31, 2021, the Company did not record any adjustments to the carrying value of its assets that were directly related to the COVID-19 pandemic.

Due to the ongoing developments and uncertainty surrounding COVID-19, it is not possible to predict the continuing impact that COVID-19 will have on the Company, its financial position, and/or its operating results in the future. In addition, it is possible that estimates in the Company’s financial statements will change in the near-term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, further impairment of inventories and long-lived assets including intangible assets. The Company is closely monitoring the impact of COVID-19 on all aspects of its business.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    5

v.Foreign currency translation
Functional and presentation currency
These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, alpha-cannabis Pharma GmbH, for which the functional currency has been determined to be euros.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the condensed consolidated interim statements of operations and comprehensive loss.

Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in other comprehensive (loss) income in the accumulated other comprehensive income account.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary is reallocated between controlling and non-controlling interests.

3.     SIGNIFICANT ACCOUNTING POLICIES

i.Derivative Liabilities
Derivative liabilities are initially recognized at fair value at the date on which the derivative contract was entered into. Any attributable transaction costs are recognized in the consolidated statements of operations and comprehensive loss as incurred. Subsequent to initial recognition, derivative liabilities are measured at fair value at each reporting date until settlement with the re-measurement gain or loss being recognized immediately in the consolidated statements of operations and comprehensive loss. The Company does not enter into or hold derivative financial instruments for trading or speculative purposes.

For more details on derivative liabilities consisting of Warrants, and Top-up Rights, see Note 12.

ii.     Critical Accounting Estimates and Judgments
Derivative Warrant Liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s shares. The impact of changes in this key assumption is described in Note 12.

Business Combinations
The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set of assets and activities has the ability to produce outputs.

The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment, or when indicators of impairment arise. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    6

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

iii.    New Accounting Pronouncements
The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IFRS 3: Definition of a Business
In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The amended standard did not have an impact on the Company's condensed consolidated interim financial statements.

Amendment to IAS 1: Classification of Liabilities as Current or Non-Current
The amendment to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company’s condensed consolidated interim financial statements.

4.     SHORT TERM INVESTMENTS
The Company’s short-term investments included the following on May 31, 2021 and August 31, 2020:

DESCRIPTION	INTEREST %	MAY 31, 2021	AUGUST 31, 2020
GIC - maturing September 16, 2020	0.95%	$—	$10,000
GIC - maturing September 24, 2020	0.95%	—	10,000
GIC - maturing December 15, 2020	1.16%	—	10,000
GIC - maturing December 23, 2020	1.16%	—	10,000
GIC - maturing June 17, 2021	0.93%	10,000	10,000
GIC - maturing November 2, 2021	0.50%	60,000	—
GIC - maturing May 4, 2022	0.70%	60,032	—
GIC - maturing May 27, 2022	1.50%	8,002	—
Bond - Canada Revenue Agency		20	—
Equity securities in VIVO Cannabis Inc.		—	128
		$138,054	$50,128

On October 16, 2018, the Company sold its wholly-owned subsidiary, Trauma Healing Centers, Incorporated, in exchange for consideration consisting of common shares in the purchaser (an unaffiliated publicly-traded company), VIVO Cannabis Inc. (the “VIVO Shares”). The VIVO Shares were carried at fair value through profit or loss. During the three months ended November 30, 2020, all of the VIVO Shares were sold.

On April 1, 2021, the Company repaid the outstanding balance under the Amended and Restated Bank of Montreal ("BMO") Facilities (See Note 11). Subsequently, the Company was released from all security, and the two-year GIC of $8,000 (plus accrued interest) which was pledged as a deposit with BMO and previously recorded as restricted investments has been reclassified to short-term investments.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    7

5.    ACCOUNTS RECEIVABLE
The Company’s accounts receivable included the following balances as of May 31, 2021 and August 31, 2020:

	MAY 31, 2021	AUGUST 31, 2020
Trade receivables	$15,145	$11,096
Harmonized sales taxes receivable	232	728
Sublease rental receivable (Note 14)	284	—
Accrued investment income	112	—
Government programs	455	2,936
Other accounts receivable	59	—
Less: Expected credit losses	—	(13)
	$16,287	$14,747

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy (“CEWS”), which subsidizes 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose businesses had been affected by COVID-19 in order to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. At May 31, 2021, under this program, the Company applied for a wage subsidy of $6,879 for the period August 30, 2020 to May 31, 2021, out of which $431 is included under government programs above.

On October 9, 2020, Department of Finance Canada announced the Canada Emergency Rent Subsidy ("CERS"), to provide support to qualifying tenants and property owners in the form of a rent subsidy that is made available to organizations that continue to endure declining revenues, subsidizing up to 65% of eligible property expenses retroactive to September 27, 2020 to Canadian companies whose businesses had been affected by COVID-19. At May 31, 2021, under this program, the Company applied for $376 for the period August 30, 2020 to May 31, 2021, out of which $24 is included under government programs above.

6.     LOAN RECEIVABLE
On July 26, 2019, the Company entered into an advance payment and support agreement (“Payment Agreement”) with 703454 N.B. Inc. (carrying on business as 1812 Hemp) (“1812 Hemp”). Under the terms of the Payment Agreement, the Company advanced $3,000 to 1812 Hemp in the form of a secured loan. This amount may be applied against future purchases of hemp under the Supply Agreement described in Note 10. The aggregate amount of advances outstanding as of January 1, 2020 accrue interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid. At February 28, 2021, $2,229 in principal was outstanding under the Payment Agreement, and the Company demanded repayment of the entire amount owing by 1812 Hemp to the Company under the Payment Agreement. On February 28, 2021, management reassessed 1812 Hemp’s liquidation value and as a result an expected credit loss of $500 was recorded against the loan receivable, bringing the carrying value of the loan receivable to $1,729 as at February 28, 2021. At May 31, 2021, as a result of additional information obtained, management reassessed 1812 Hemp's liquidation value and recorded an additional expected credit loss of $800 against the loan receivable, bringing the carrying value of the loan receivable to $929.

7.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as of May 31, 2021 are as follows:

	OTHER BIOLOGICAL ASSETS	CANNABIS ON PLANTS	TOTAL
Carrying amount, August 31, 2020	$16	$5,378	$5,394
(Deduct) Add net production costs	(12)	24,074	24,062
Net change in fair value less costs to sell due to biological transformation	—	3,576	3,576
Transferred to inventory upon harvest	—	(22,838)	(22,838)
Carrying amount, May 31, 2021	$4	$10,190	$10,194

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 18), are used in determining the fair value of biological assets:
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    8

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii.average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant;

iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v.Stage of completion in the cultivation process – calculated by taking the weighted average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of May 31, 2021, it is expected that the Company’s biological assets will yield 5,629 kg (August 31, 2020 – 5,096 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
ASSUMPTIONS	MAY 31, 2021		AUGUST 31, 2020		SENSITIVITY	MAY 31, 2021	AUGUST 31, 2020
Average net selling price per gram	$2.47		$3.36		Increase or decrease by $1.00 per gram	$4,122	$1,602
Average yield per plant	117	grams	101	grams	Increase or decrease by 10 grams	$873	$532

The average yield per plant at May 31, 2021 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

The fair value adjustment to biological assets, inventories sold, and other charges for the three and nine months ended May 31, 2021 and 2020 is comprised of the following:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2021	MAY 31, 2020	MAY 31, 2021	MAY 31, 2020
Realized fair value amounts included in inventory sold	$(5,961)	$(7,548)	$(13,030)	$(30,789)
Increase in fair value on growth of biological assets	13,685	9,627	20,087	69,196
Adjustment to net realizable value of inventory on hand at period end	(2,548)	(25,941)	(15,405)	(56,540)
Fair value adjustments to biological assets, inventories sold, and other charges	$5,176	$(23,862)	$(8,348)	$(18,133)

The adjustment to net realizable value is related to the write-down of the fair value component of dry cannabis available for packaging, flower and trim available for extraction, concentrated extract, and packaged inventories due to excess or obsolete quantities as well as the decrease in the estimated net realizable value of these inventories based on the evolving nature of the adult-use market.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    9

8.     INVENTORIES
The Company’s inventories are comprised of the following balances as of May 31, 2021 and August 31, 2020:

	MAY 31, 2021
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$2,465	$2,155	$4,620
Dry cannabis
Available for packaging	6,323	2,570	8,893
Packaged inventory	7,081	1,799	8,880
Flower and trim available for extraction	750	542	1,292
Concentrated extract	2,495	170	2,665
Formulated extracts
Available for packaging	585	149	734
Packaged inventory	1,739	100	1,839
Packaging and supplies	7,521	—	7,521
	$28,959	$7,485	$36,444

	AUGUST 31, 2020
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$2,036	$1,841	$3,877
Dry cannabis
Available for packaging	13,124	7,808	20,932
Packaged inventory	3,707	1,956	5,663
Flower and trim available for extraction	849	1,062	1,911
Concentrated extract	13,252	6,130	19,382
Formulated extracts
Available for packaging	1,097	384	1,481
Packaged inventory	1,045	226	1,271
Packaging and supplies	11,848	—	11,848
	$46,958	$19,407	$66,365

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, and beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the three and nine months ended May 31, 2021 was $16,244 and $40,894 (May 31, 2020 - $9,919 and $31,568), respectively. The amount of inventory write-downs, provisions, and plant waste included in cost of sales for the three and nine months ended May 31, 2021 was $2,606 and $22,258 (May 31, 2020 - $28,716 and $33,258), respectively, which is comprised of the production or purchase costs of these inventories and biological assets (refer to Note 7 for the write-down and provisions against the fair value component of these inventories).

Inventory (recoveries) write-downs and provisions relating to excess and unsaleable inventories for the three and nine months ended May 31, 2021 were $(59) and $13,042 (May 31, 2020 - $19,253 and $21,139), respectively. Inventory write-downs related to adjustments to net realizable value during the three and nine months ended May 31, 2021, were $669 and $4,243 (May 31, 2020 - $2,661 and $2,673), respectively. Inventory write-offs for the three and nine months ended May 31, 2020 related to abnormal plant waste due to lack of sufficient staffing as a result of COVID-19 were $5,048 and $5,048, respectively.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    10

9.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE LEASE ASSETS	TOTAL
Cost
Balance, August 31, 2020	$4,075	$127,022	$2,128	$132,991	$8,677	$4,464	$279,357
Acquisitions through business combination (Note 26)	—	5,786	2,859	427	721	1,742	11,535
Additions	—	2,459	391	1,652	170	—	4,672
Construction completed	—	—	(883)	883	—	—	—
Disposals	—	—	—	(121)	(3)	—	(124)
Balance, May 31, 2021	$4,075	$135,267	$4,495	$135,832	$9,565	$6,206	$295,440

Accumulated depreciation
Balance, August 31, 2020	$—	$(8,203)	$—	$(20,041)	$(3,136)	$(557)	$(31,937)
Depreciation	—	(4,229)	—	(9,950)	(1,038)	(616)	(15,833)
Disposals	—	—	—	28	—	—	28
Balance, May 31, 2021	$—	$(12,432)	$—	$(29,963)	$(4,174)	$(1,173)	$(47,742)

Net book value
August 31, 2020	$4,075	$118,819	$2,128	$112,950	$5,541	$3,907	$247,420
Balance, May 31, 2021	$4,075	$122,835	$4,495	$105,869	$5,391	$5,033	$247,698

Included in deferred charges and deposits is $3,821 for deposits paid to secure the acquisition of manufacturing equipment, the amounts will be recorded into property, plant and equipment as equipment is received.

i.     Impairment
The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment. During the three months ended May 31, 2020, management noted indicators of impairment and recorded an impairment loss at an asset specific level as described below.

Moncton Campus - Phase 4C
The construction of Phase 4C of the Moncton Campus, which was intended to house grow rooms with a previously estimated cultivation capacity of 24,000 kg per annum, was indefinitely deferred during the three months ended May 31, 2020 based on current available capacity and forecast market demand at that time. This phase of the Moncton Campus has effectively been left partially completed and, due to the specialized and integrated nature of this phase, without any foreseeable near-term use. Management estimated the fair value less cost to dispose (“FVLCD”) of this phase to approximate the purchase cost of the land and movable equipment, which is $1,328. As a result, the Company recognized an impairment loss of $37,192 in relation to this asset for the three months ended May 31, 2020. The entire amount of the impairment loss was recorded against the building infrastructure of Phase 4C. In addition, contractually committed future costs of $548 with respect to Phase 4C at May 31, 2020 were included in the impairment loss for the three months ended May 31, 2020.

ii.    Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	MAY 31, 2021	MAY 31, 2020 (Note 24)
Additions	$16,207	$79,134
Additions related to business combination (Note 26)	(11,535)	—
Additions related to right-of-use lease assets	—	(2,220)
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	1,711	(8,269)
Purchase of property, plant and equipment	$6,383	$68,645

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    11

10.    INTANGIBLE ASSETS AND GOODWILL

	GOODWILL	SUPPLY AGREEMENT	LICENSE AGREEMENT	COMPUTER SOFTWARE	NON-COMPETE AGREEMENT	TOTAL
Cost
Balance, August 31, 2020	$—	$227	$198	$2,041	$—	$2,466
Acquisitions through business combination (Note 26)	14,604	—	2,100	—	585	17,289
Additions	—	—	—	246	—	246
Balance, May 31, 2021	$14,604	$227	$2,298	$2,287	$585	$20,001

Accumulated amortization
Balance, August 31, 2020	$—	$(227)	$—	$(467)	$—	$(694)
Amortization	—	—	(70)	(111)	(19)	(200)
Balance, May 31, 2021	$—	$(227)	$(70)	$(578)	$(19)	$(894)

Net book value
August 31, 2020	$—	$—	$198	$1,574	$—	$1,772
May 31, 2021	$14,604	$—	$2,228	$1,709	$566	$19,107

On January 18, 2019, the Company entered into an agreement with 1812 Hemp to secure supply of hemp (the “Supply Agreement”). Pursuant to the Supply Agreement, the Company is to receive a 25% discount on the price per kilogram of dried hemp flower harvested that is purchased from 1812 Hemp. The term of the Supply Agreement is from December 17, 2018 to December 16, 2023 and the Company has the option to renew it for an additional five-year period upon six months’ notice. In addition, the Company has a right-of-first refusal on the future procurement of high cannabidiol (CBD) hemp from 1812 Hemp. The Company paid $1,500 to 1812 Hemp plus transaction costs of $30 in connection with this transaction, which it has recorded as an intangible asset with a finite useful life that will be amortized based on the actual volume of dried hemp flower purchased as a proportion of its forecast purchase volumes. During the three months ended August 31, 2020, management became aware that 1812 Hemp was facing financial hardship due to a lack of customer demand and a change in market conditions, and as a result, 1812 Hemp had significantly scaled back operations. Separately, the Company’s forecast hemp purchases have decreased significantly as a result of slower than expected progression in Canadian hemp and CBD regulations. Thus, as a result of the aforementioned challenges, management impaired the Supply Agreement intangible asset to its recoverable amount, which was estimated to be $nil, by recording an impairment charge of $1,303 at August 31, 2020.

11.    LONG-TERM DEBT

	MAY 31, 2021	AUGUST 31, 2020
BMO senior secured term loan ("Term Loan") maturing May 31, 2022	$—	$115,000
Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	287	311
Vehicle loans - five year term maturing June 17, 2024	63	78
Deferred financing costs, net of loan modification loss on BMO Term Loan	(23)	(123)
	327	115,266
Less: current portion of long-term debt	(80)	(11,595)
Long-term portion	$247	$103,671

BMO Credit Facility
On May 31, 2019, the Company entered into a credit facility with Bank of Montreal (“BMO”) as lead arranger and agent and a syndicate including three other lenders. The facility consisted of a $115,000 term loan (“Term Loan”) and a $25,000 revolving credit facility (“Revolver”, and together with the Term Loan, as amended, the “Facilities”), both were set to mature on May 31, 2022. Included in the Facilities was an uncommitted option to increase the Facilities by an incremental $35,000 to a total of $175,000, subject to agreement by BMO and the syndicate lenders and satisfaction of certain legal and business conditions.

The Facilities were secured by assets of the Company and its subsidiaries. The proceeds of the Term Loan have been used to fund the Phase 4 and 5 expansions of the Moncton Campus and were also used to refinance the Company’s long-term debt with Farm Credit Canada. The Revolver was used for general corporate and working capital purposes. Availability under the Revolver was based on a percentage of the Company’s trade receivables at the end of each month.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    12

First Amendment
On November 15, 2019, the Company amended its Facilities with BMO to: i) extend the final draw deadline of the Term Loan (“Amended Term Loan”) from November 30, 2019 to March 31, 2020; ii) postpone the commencement of scheduled principal repayments on the Term Loan from February 28, 2020 to May 31, 2020; and iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms up to and including May 31, 2020. Prior to the Second Amendment, as described below, the financial covenants were to revert to the original structure on August 31, 2020. The Company incurred an amendment fee of $140 plus customary legal expenses in connection with the first amendment.

The amended Facilities were further amended on February 28, 2020 to extend the final draw deadline of the Amended Term Loan from March 31, 2020 to May 31, 2020.

In accordance with IFRS 9, such modification to the Facilities as outlined above was not an extinguishment of debt either qualitatively or quantitatively, rather it was a non-substantial modification. Therefore, as per the provisions of IFRS 9 the Company recorded a loan modification loss based on the difference in the present value of the restructured net cash flows discounted at the original effective interest rate (“EIR”) versus the present value of the original net cash flows discounted at the original EIR. This loss of $831 had been recorded under financing costs in the statement of operations and comprehensive loss for the three months ended February 29, 2020 with the corresponding offsetting amount capitalized to the carrying value of the Amended Term Loan.

Second Amendment
On May 28, 2020, the Company further amended its Facilities (“Second Amendment”) with BMO to: (i) extend the final draw deadline of the Amended Term Loan to July 31, 2020; (ii) postpone the commencement of principal repayments on the Amended Term Loan to February 28, 2021; (iii) adjust certain financial ratios to be maintained by the Company both before and after November 30, 2021 (the “Conversion Date”); (iv) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (v) remove the uncommitted option to increase the Amended Facilities by an incremental $35,000. The financial covenants would revert to the original structure, albeit at different ratios, on November 30, 2021. The interest rate margin was fixed during this period. The Company incurred an amendment fee of $490 plus customary legal expenses in connection with the Second Amendment.

As a result of the Second Amendment, the Company recorded a loan modification loss of $813 under financing costs in the statement of operations and comprehensive loss for the three months ended May 31, 2020 with the corresponding offsetting amount capitalized to the carrying value of the Amended Term Loan.

As part of the Second Amendment, the Company was also required to establish and maintain with BMO a cash collateral of $8,000 at all times. As a result, the Company purchased a two-year GIC not redeemable before maturity, which was to be held by BMO as a pledged deposit. Since the GIC was restricted from being exchanged or used for any other purpose for greater than one year, the Company had classified it as a restricted investment on the statement of financial position under non-current assets. On April 1, 2021, the Company repaid the remaining outstanding debt balance and subsequent to being relieved of its security, the GIC was reclassified to short-term investments (see Note 4).

Pursuant to the agreed upon conditions of the Second Amendment, the Company drew down additional funds up to the $115,000 Term Loan commitment during June 2020. Principal repayments on the Amended Term Loan, prior to entering into the amended and restated agreement noted below, were to commence on November 30, 2020 at a rate of 2.5% per quarter of the total Amended Term Loan balance. The Company may, at its discretion, repay the balance of the Amended Facilities without penalty, at any time.

Amendment and Restatement
On November 27, 2020, the Company further amended its Facilities pursuant to an amended and restated credit agreement (“Amended and Restated Facilities”) with BMO to: (i) reduce the Amended Term Loan amount from $115,000 to $60,000 based on a repayment of $55,000 to be made on December 1, 2020 of the outstanding Amended Term Loan balance of $115,000; (ii) have repayments on the balance of the Amended Term Loan commence on February 28, 2021 in an amount equal to $1,500 per quarter; (iii) reduce the Revolver commitment to $2,000 from up to $25,000; (iv) adjust the minimum quarterly EBITDA covenants to be maintained by the Company commencing on February 28, 2021 and continuing through to maturity, thereby removing this covenant for the fiscal period ended February 28, 2021 and eliminating the reversion of the financial covenants to that of the original structure on November 30, 2021; (v) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (vi) reduce the minimum unrestricted cash balance requirement to $20,000, which was already inclusive of the $8,000 restricted investment (plus accrued interest) outstanding. The interest rate margin would be fixed from November 27, 2020 through to maturity on May 31, 2022. The Company incurred an amendment fee of $217 plus customary legal expenses in connection with the Amended and Restated Facilities.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    13

As a result of the Amended and Restated Facilities, the Company recorded a loan modification loss of $318 under financing costs in the statement of operations and comprehensive loss for the three months ended November 30, 2020 with the corresponding offsetting amount capitalized to the carrying value of the Amended Term Loan.

On December 1, 2020, the Company repaid $55,000 of the Amended Term Loan as per the Amended and Restated Facilities and on February 28, 2021, paid its first scheduled quarterly principal repayment of $1,500. Subsequently on April 1, 2021, the Company repaid the remaining $58,500 of the Amended Term Loan as per the Amended and Restated Facilities. No incremental costs were incurred and previously deferred transactions costs of $74 were expensed to the statement of operations and comprehensive loss.

Other Terms and Conditions
Under the terms of the Facilities, the Company could elect, at its sole discretion, to receive advances under the Amended Term Loan through certain availment options, which included prime rate loans and bankers’ acceptances with maturity dates between 28 and 182 days. The Company, therefore, had the choice to continuously roll over the bankers’ acceptances upon their maturities or to convert the then outstanding principal and interest into prime rate loans at any time before May 31, 2022.  The interest rate of the Amended and Restated Facilities was a set margin over the above-noted availment options, which would have remained fixed until May 31, 2022.

During the year ended August 31, 2020, the Company drew $65,000 under the Amended Term Loan, in three tranches, and similar to the initial draw during the year ended August 31, 2019, converted the balances from prime rate loans to bankers’ acceptances. During the year ended August 31, 2020, the Company rolled over $115,000 of the Amended Term Loan balance on a monthly basis through bankers’ acceptances with an average cash interest rate of approximately 4.25%. In accordance with IFRS 9, the loan conversion was determined to not be a modification of the loan terms. Based on the current availment option of bankers’ acceptances the applicable margin rate is 4.00% above the applicable bankers’ acceptances rate.

Transaction costs incurred with respect to the Amended Facilities, including the Amended and Restated Facilities, have totaled $2,343 to date, which have been allocated against the Amended Term Loan ($2,157) and Revolver ($186 split between prepaid assets and deferred charges). The weighted-average effective interest rate for the Amended Term Loan based on these capitalized transaction costs, the loan modification loss, and the current cash interest rate was approximately 5.2% at April 1, 2021.

The Amended and Restated Facilities contained customary financial and restrictive covenants. At April 1, 2021, the Company was in compliance with these covenants and repaid the $58,500 outstanding balance under the Amended and Restated Facilities.

Principal repayments required on the Company's remaining long-term debt for the next five years as at May 31, 2021 are as follows:

Less than 1 year	$80
1 to 2 years	80
2 to 3 years	80
3 to 4 years	65
4 to 5 years	45
Thereafter	—
Total	$350

12.    DERIVATIVE LIABILITIES
i.Warrants
On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the “Units”) for total gross proceeds of $69,144 (the “Offering”). The Company sold 37,375,000 Units at a price of $1.85 per Unit, including 4,875,000 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters. The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp. Each Unit consisted of one Common Share of the Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”), therefore resulting in 18,687,500 Warrants being issued. Each Warrant is exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the U.S. Securities Act, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    14

price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statements of operations and comprehensive loss (income) at each period-end. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on November 12, 2020, the Company recorded derivative warrant liabilities of $12,894 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Share issuance costs of $803 were recognized as share issue costs allocated to derivative warrant liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the unit offering.

During the three and nine months ended May 31, 2021, certain holders exercised 38,150 and 1,736,350 warrants at $2.50 per share for gross proceeds of $95 and $4,341, respectively. These Warrants had an estimated fair value of $142 and $7,114 on the dates of exercise, determined using the Black-Scholes option pricing model. This amount was transferred from derivative warrant liabilities to share capital (Common Shares). As at May 31, 2021, the Company revalued the remaining derivative warrant liabilities at an estimated fair value of $40,702 (August 31, 2020 – $nil). The Company recorded a (decrease) increase in the estimated fair value change of the derivative warrant liabilities for the three and nine months ended May 31, 2021 of $(7,409) and $34,922 (May 31, 2020 - $nil and $nil), respectively.

The Company’s derivative warrant liabilities included the following balances and changes in the carrying value of derivative warrant liabilities as of May 31, 2021:

	NUMBER OF WARRANTS	AMOUNT
Balance at November 12, 2020	18,687,500	$12,894
Conversion to equity upon exercise of warrants	(1,736,350)	(7,114)
Revaluation of derivative warrant liabilities	—	34,922
Balance at May 31, 2021	16,951,150	$40,702

The following inputs were used to estimate the fair value of the derivative warrant liabilities at May 31, 2021 and November 12, 2020:

	MAY 31, 2021	NOVEMBER 12, 2020
Risk free interest rate	0.49%	0.30%
Life of Warrants (years)	2.45	3.00
Market price of Common Shares	3.69	1.49
Expected future volatility of Common Shares	100.10%	92.00%
Fair value per warrant	2.40	0.69

As at May 31, 2021, if the implied volatility is increased by 10%, then the change in estimated fair value of the derivative warrant liabilities and net loss would increase by $2,212, or if it is decreased by 10%, the change in estimated fair value of the derivative warrant liabilities and net loss would decrease by $2,336.

ii.    Top-up Rights
On March 10, 2021, through the strategic investment from a wholly-owned subsidiary of British American Tobacco plc (together "BAT"), the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9%, as described in note 13.

Pursuant to the Investor Rights Agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to Securities Laws, at the lowest price permitted thereunder).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    15

The Company has classified the Top-up Rights as a derivative liability and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $3,925 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at May 31, 2021, the Company revalued the Top-up Rights at an estimated fair value of $4,029 (August 31, 2020 – $nil). The Company recorded an increase in the estimated fair value change of the Top-up Rights for the three and nine months ended May 31, 2021 of $104 and $104 (May 31, 2020 - $nil and $nil), respectively.

AMOUNT
Balance at March 10, 2021	$3,925
Revaluation of Top-up Rights	104
Balance at May 31, 2021	$4,029

The following inputs were used to estimate the fair value of the Top-up Rights at May 31, 2021, and March 10, 2021:

	MAY 31, 2021
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.59 - $9.65	$2.50	—	—
Risk free interest rate	0.68%	0.42%	1.04%	0.96%
Expected future volatility of Common Shares	90.00%	100.00%	90.00%	90.00%
Expected life(1)	1.97 - 4.35	2.45	5.84	5.34

	March 10, 2021
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.59 - $9.65	$2.50	—	—
Risk free interest rate	0.62%	0.38%	1.01%	0.93%
Expected future volatility of Common Shares	90.00%	100.00%	90.00%	90.00%
Expected life(1)	2.09 - 4.53	2.67	6.04	5.48

(1) Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 13(iv)

13.    SHARE CAPITAL
i.Authorized share capital
The authorized share capital of the Company is an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of Common Shares, are fully paid and non-assessable.

ii.Issued share capital
As at May 31, 2021, the Company’s issued and outstanding share capital consisted of 298,644,839 (August 31, 2020 – 194,511,061) Common Shares with a carrying value of $729,069 (August 31, 2020 - $420,673).

iii.Issuances of share capital
Acquisition of Edibles and Infusions Corporation
On April 6, 2021, the Company issued 5,045,873 Common Shares as a result of the acquisition of The Edibles and Infusion Corporation ("EIC") as described in Note 26.

Private placement - Organigram and BAT Strategic Investment and Product Development Collaboration
On March 10, 2021, the Company received a $221,211 strategic investment from a wholly-owned subsidiary of BAT, which subscribed to 58,336,392 Common Shares of the Company at $3.792 per common share, which represented an approximate 19.9% equity interest in the Company on a post-transaction basis. As described in Note 12 $3,925 of the gross proceeds was allocated to derivative liabilities with the residual, $217,286, which represents the value allocated to the Common Shares, being recorded in share capital. Share issuance costs of $1,174 in the form of listing fees, agents’ commissions, regulatory fees, and legal and professional fees, were allocated to the Common Shares recorded in share capital.

Concurrent with the investment, as described in Note 25, Organigram Inc. and BAT also entered into the PDC Agreement pursuant to which a “Centre of Excellence” ("CoE") was established to focus on developing the next generation of cannabis products. $31,109 of the gross proceeds received is required to be segregated from the Company's regular cash in order to satisfy the obligations of the Company under the PDC Agreement. Since the cash is restricted from being exchanged or used for any other purpose the Company has classified it as restricted funds on the statement of financial position under non-current assets.
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Unit offering
On November 12, 2020, the Company completed an underwritten public offering for gross proceeds of $69,144 as described in Note 12. 37,375,000 Units of the Company were issued at a price of $1.85 per Unit. Each Unit is comprised of one Common Share of the Company and one half of one Warrant of the Company, therefore resulting in 37,375,000 Common Shares and 18,687,500 Warrants being issued. As described in Note 12, $12,894 of the gross proceeds was allocated to derivative liabilities with the residual, $56,249, which represents the value allocated to the Common Shares, being recorded in share capital. Share issue costs were $4,305 which included a 5% cash commission of $3,457 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the offering. Of the total, $803 of the share issue costs were allocated to the derivative warrant liabilities and expensed to the statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares recorded in share capital.

At-the-market (“ATM”) equity financing – December 2019 Offering
On December 4, 2019, the Company established an at-the-market equity program (the “December 2019 ATM Program”) that allowed the Company to issue up to $55,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public. Common Shares sold in the December 2019 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

Subject to securities laws and stock exchange requirements, the volume and timing of distributions under the December 2019 ATM Program were determined in the Company’s sole discretion. All of the Common Shares issuable pursuant to the December 2019 ATM Program, were issued as of February 13, 2020. The Company has used the net proceeds of the December 2019 ATM Program to fund capital projects, for general corporate purposes and to repay indebtedness. As Common Shares distributed in the December 2019 ATM Program were issued and sold at the prevailing market price at the time of the sale, prices varied among purchasers during the period of the distribution.

Distributions of the Common Shares through the December 2019 ATM Program were made pursuant to the terms of an equity distribution agreement dated December 4, 2019 among the Company, BMO Nesbitt Burns Inc., as Canadian agent, and BMO Capital Markets Corp., as U.S. agent (collectively, the “agents”).

The Company issued 16,201,183 Common Shares during the three months ended February 29, 2020 for gross proceeds of $54,966 at a weighted average price of $3.39 per common share. Net proceeds realized were $52,885 after agents’ commissions of $1,100, regulatory fees of $12, and legal and professional fees of $969. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

At-the-market (ATM) equity financing – April 2020 Offering
On April 22, 2020, the Company established an at-the-market equity program (the “April 2020 ATM Program”) that allowed the Company to issue up to $49,000 (or its U.S. dollar equivalent) of common shares from treasury to the public, at the Company’s discretion. Any common shares sold in the April 2020 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

Subject to securities laws and stock exchange requirements, the volume and timing of distributions under the April 2020 ATM Program were determined in the Company’s sole discretion. All of the common shares issuable pursuant to the April 2020 ATM Program, were issued as of June 8, 2020. The Company has used, and intends to continue to use, the net proceeds of the April 2020 ATM Program to fund capital projects, for general corporate purposes and to repay indebtedness. As common shares distributed in the April 2020 ATM Program were issued and sold at the prevailing market price at the time of the sale, prices varied among purchasers during the period of the distribution.

Distributions of the common shares through the April 2020 ATM Program were made pursuant to the terms of an equity distribution agreement dated April 22, 2020 among the Company and the agents.

The Company issued 14,035,278 common shares during the three months ended May 31, 2020 for gross proceeds of $31,069 at a weighted average price of $2.21 per common share. Net proceeds realized were $29,830 after agents’ commissions of $621, regulatory fees, legal and professional fees of $618. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

Exercise of stock options
During the three months ended May 31, 2021, 411,500 (May 31, 2020 – 9,250) share options were exercised at an average exercise price of $2.31 (May 31, 2020 - $0.61) for an increase of $1,511 (May 31, 2020 – $9) to share capital and a decrease to equity reserves of $559 (May 31, 2020 - $3). During the nine months ended May 31, 2021, 1,561,698 (May 31, 2020 – 648,740) share options were exercised at an average exercise price of $2.38 (May 31, 2020 - $1.41) for an increase of $5,773 (May 31, 2020 - $1,527) to share capital and a decrease to equity reserves of $2,058 (May 31, 2020 - $613).

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Exercise of restricted share units
During the three months ended May 31, 2021, 1,617 (May 31, 2020 – 79,906) restricted share units ("RSUs") were exercised for an increase of $6 (May 31, 2020 – $384) to share capital and a decrease to equity reserves of $6 (May 31, 2020 - $384). During the nine months ended May 31, 2021, 78,465 (May 31, 2020 – 121,745) RSUs were exercised for an increase of $374 (May 31, 2020 - $598) to share capital and a decrease to equity reserves of $374 (May 31, 2020 - $598).

Exercise of warrants
During the three months ended May 31, 2021, certain holders exercised 38,150 Warrants at $2.50 per share as described in Note 12 for cash proceeds of $95 and an increase to share capital of $237. During the nine months ended May 31, 2021, certain holders exercised 1,736,350 Warrants at $2.50 per share for as described in Note 12 for cash proceeds of $4,341 and an increase to share capital of $11,455.

iv.Share-based compensation
On February 25, 2020 (the “Approval Date”), the Company’s shareholders approved a new omnibus equity incentive plan (the “New Equity Incentive Plan”) that governs grants made on or after the Approval Date. Grants made prior to the Approval Date will continue to be governed under the terms of the plan under which they were granted including the Company’s 2011 stock option plan and its 2017 equity incentive plan (the “2017 Equity Incentive Plan”), however, no new grants may be made under such plans.

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the three months ended May 31, 2021:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2020	9,264,321	$4.05
Granted	735,000	$2.14
Exercised	(1,150,198)	$2.40
Cancelled / Forfeited	(868,315)	$6.96
Balance - February 28, 2021	7,980,808	$4.26
Granted	180,000	$3.36
Exercised	(411,500)	$2.31
Cancelled / Forfeited	(94,419)	$4.14
Balance - May 31, 2021	7,654,889	$3.86

The following is a summary of the outstanding stock options as at May 31, 2021:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$0.30 - $1.10	608,433	3.9	607,933
$1.11 - $2.18	892,000	8.2	520,201
$2.19 - $2.44	1,730,000	7.2	1,131,367
$2.45 - $3.61	1,476,978	7.9	1,043,261
$3.62 - $5.08	1,512,711	7.3	1,359,344
$5.09 - $8.02	586,251	7.4	586,251
$8.03 - $11.27	848,516	7.8	683,050
	7,654,889	7.3	5,931,407

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average remaining life of 7.3 years. Total share-based compensation charges, including costs related to production employees that are charged to biological assets and inventory and amounts amortized from prepaid expenses and deferred charges, for the three and nine months ended May 31, 2021 was $973 and $2,746, respectively (May 31, 2020 – $1,937 and $7,142), of which $791 and $2,048 (May 31, 2020 – $1,642 and $5,636) related to the Company’s stock option plan. The fair value of options granted during the three and nine months ended May 31, 2021 was $388 and $1,373, respectively (May 31, 2020 - $920 and $3,636). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period, which typically ranges from two- to three-year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

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The following is the range of assumptions for the three months ended May 31, 2021 and May 31, 2020:

	MAY 31, 2021	MAY 31, 2020
Risk free interest rate	0.43% - 1.62%	0.45% - 1.65%
Expected life of options	5.0 - 6.5 years	5.0 - 6.5 years
Expected annualized volatility	68% - 98%	72% - 82%
Expected dividend yield	-	—
Forfeiture rate	7.5% - 11.4%	8.0% - 8.7%

Expected volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity incentive plan
As of May 31, 2021, the Company has granted both RSUs and performance share units (“PSUs”) under the 2017 Equity Incentive Plan and under the New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2.

The following table summarizes the movements in the Company’s outstanding RSUs:

NUMBER
Balance - August 31, 2020	911,840
Granted	411,599
Exercised	(76,848)
Cancelled / Forfeited	(54,861)
Balance - February 28, 2021	1,191,730
Granted	4,464
Exercised	(1,617)
Cancelled / Forfeited	(2,325)
Balance - May 31, 2021	1,192,252

The estimated fair value of the equity settled RSUs granted during the three and nine months ended May 31, 2021 was $14 and $748, respectively (May 31, 2020 - $96 and $1,033), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years for most grants. For the three and nine months ended May 31, 2021, $244 and $1,034 (May 31, 2020 - $376 and $1,320) has been recognized as share-based compensation expense.

The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - August 31, 2020	120,058
Granted	427,084
Exercised	—
Cancelled / Forfeited	(66,283)
Balance - February 28, 2021	480,859
Granted	13,393
Exercised	—
Cancelled / Forfeited	(13,075)
Balance - May 31, 2021	481,177

The estimated fair value of the equity settled PSUs granted during the three and nine months ended May 31, 2021 was $19 and $472, respectively (May 31, 2020 - $nil and $305), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is during the fiscal year-ended August 31, 2021. For the three and nine months ended May 31, 2021, $103 and $151 (May 31, 2020 - $79 and $204) has been recognized as share-based compensation expense.

v.     Loss per share
Loss per share represents net loss attributable to common shareholders divided by the weighted average number of Common Shares outstanding during the period.

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Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of Common Shares outstanding and all additional Common Shares that would have been outstanding if potentially dilutive Common Shares had been issued during the period.
The reconciliation of the weighted average number of shares, for the purposes of diluted earnings per share, to the weighted average number of Common Shares, used in the calculation of basic loss per share for the three and nine months ended May 31, 2021 and May 31, 2020 is as follows:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2021	MAY 31, 2020	MAY 31, 2021	MAY 31, 2020
Weighted average number of shares used in basic loss per share	287,783,111	175,371,029	241,747,848	165,530,924
Stock options	2,286,461	155,196	2,281,935	2,543,435
Warrants	6,386,712	—	6,249,130	—
Top-up rights	2,556,608	—	2,517,719	—
Restricted share units	1,111,384	591,022	1,102,336	692,400
Performance share units	441,874	98,637	437,476	108,518
Weighted average number of shares used in diluted loss per share	300,566,150	176,215,884	254,336,444	168,875,277

The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but that were not included in the computation of diluted net loss per share because to do so would have decreased the net loss per share (anti-dilutive) are as follows:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2021	MAY 31, 2020	MAY 31, 2021	MAY 31, 2020
Stock options	2,417,478	5,696,322	2,947,478	4,694,068
Warrants	—	—	—	—
	2,417,478	5,696,322	2,947,478	4,694,068

14.    OTHER LONG-TERM LIABILITIES
The carrying value of other long-term liabilities consists of:

	MAY 31, 2021	AUGUST 31, 2020
Contingent share consideration (i)	2,601	231
Legal provision (Note 21)	1,700	—
Lease liabilities (ii)	4,901	2,617
	9,202	2,848

i.Contingent share consideration
In connection with the Company’s investment in alpha-cannabis® Pharma GmbH as described in Note 15, the Company has a commitment to deliver additional consideration of up to €875 in the form of the Company’s Common Shares contingent on the achievement of certain gross margin-based milestones. At May 31, 2021, the Company revalued the contingent liability and recorded a corresponding (gain) loss in the statements of operations and comprehensive loss of $(24) and $166 for the three and nine months ended May 31, 2021 (May 31, 2020 – $(229) and $(801)).

In connection with the Company's investment in Edibles and Infusions Corporation as described in Note 26, the Company has commitments to deliver additional consideration of up to $13,000 in the form of the Company's Common Shares contingent on the achievement of certain milestones. At the acquisition date the estimated fair value of the contingent consideration of $5,249 was recorded by the Company in the statement of financial position. At May 31, 2021, there have been no significant changes to the assumptions used in calculating the fair value of the contingent consideration and no adjustments have been made to the fair value. At May 31, 2021, $3,045 of the contingent consideration has been included in accounts payable and accrued liabilities under current liability as it relates to the first milestone earnout that is effective on December 31, 2021.

ii.    Lease liabilities
The Company records its lease liabilities in accordance with IFRS 16, and as a result recognizes the right-of-use (“ROU”) assets and lease liabilities. ROU assets are recorded under property, plant, and equipment (Note 9) and lease liabilities are recorded under other liabilities.

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On March 13, 2020, the Company entered into a lease amending agreement for its Toronto corporate office: i) extending the term of its existing 5,007 square feet of office space lease (the “Existing Premises”) originally expiring on August 31, 2020; and ii) leasing an additional 6,572 square feet of office space adjacent to the Existing Premises (the “Additional Premises”). The term of the lease for Existing Premises was extended for a period of five years and two months commencing on September 1, 2020 and expiring on October 31, 2025. As this amending lease agreement for the Existing Premises is effectively a modification to the original lease agreement, the Company has recognized the ROU asset and corresponding lease liability pertaining to the Existing Premises as of the effective date of the lease amending agreement, which was March 13, 2020. Since the Additional Premises are considered an entirely new lease, the Company recognized the ROU assets and corresponding lease liabilities with respect to these premises on September 1, 2020.

On April 21, 2020, the Company, as sub-landlord, entered into a sublease agreement with a subtenant pursuant to which the Company agreed to sublease 3,099 square feet of its Additional Premises noted above for a period of five years and two months commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $251 per annum for an aggregate rental income of $1,296 over the term of the sublease. Under the terms, both parties have the mutual right to terminate the sublease upon six months’ written notice to either party, which shall not occur prior to August 31, 2023. This sublease agreement resulted in the recognition of a net investment in sublease by the Company under long-term assets in the statements of financial position.

On July 16, 2020, the Company, as sublandlord, entered into a sublease agreement with a subtenant, pursuant to which the Company agreed to sublease 3,473 square feet of its Additional Premises for a period of five years and two months commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $284 per annum for an aggregate rental income of $1,431 over the term of the sublease. Under the terms, the sub-landlord has a right to terminate the sublease upon six months’ written notice to the subtenant, which shall not occur prior to April 30, 2021, whereas the subtenant have a right to terminate the sublease upon eight months’ written notice to the sublandlord, which shall not occur prior to February 28, 2022. This sublease agreement resulted in the recognition of a net investment in sublease by the Company under long-term assets in the statements of financial position.

On April 6, 2021, through the acquisition of EIC as described in Note 26, the Company acquired the lease of a 51,585 square foot manufacturing facility in Winnipeg, Manitoba wherein EIC is the active lessee. The lease agreement commenced on June 1, 2019, with the lease end date of May 31, 2029 and was accounted for as a right-of-use asset and lease liability under IFRS 16 by EIC. At the date of acquisition, the right-of-use asset acquired and lease liability assumed were recorded at fair value of $1,742.

The following is a continuity schedule of lease liabilities for the nine months ended May 31, 2021 and year ended August 31, 2020:

	MAY 31, 2021	AUGUST 31, 2020
Opening balance, September 1	3,705	—
IFRS 16 transition	—	2,219
Acquisitions through business combination (Note 26)	1,742	—
Lease additions	1,541	2,220
Lease payments	(1,339)	(897)
Interest expense on lease liabilities	224	163
Ending balance	5,873	3,705
Current portion (included in accounts payable and accrued liabilities)	(972)	(1,088)
Long-term portion (included in other liabilities)	4,901	2,617

The undiscounted contractual payments relating to the current and future lease liabilities at May 31, 2021 is:

Less than 1 year	$1,363
1 to 2 years	1,355
2 to 3 years	1,355
3 to 4 years	1,103
4 to 5 years	701
Thereafter	1,332
Total	$7,209

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15.    INVESTMENTS IN ASSOCIATES
The carrying value of investments in associates consists of:

	ALPHA-CANNABIS PHARMA GMBH (A)	HYASYNTH BIOLOGICALS INC. (C)	TOTAL
Participating share (1)	25.0%	46.7%
Balance, August 31, 2020	$3,501	$3,500	$7,001
Additions	—	2,500	2,500
Transaction costs	—	39	39
Share of net loss (2)	(92)	(809)	(901)
Foreign currency translation loss	(116)	—	(116)
Balance, May 31, 2021	$3,293	$5,230	$8,523

Note 1: % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants.
Note 2: The Company utilizes the most recently issued quarterly financial statements of its associates in its results with a two-month lag since the Company does not have the same reporting date as its associates (for the three months ended May 31, 2021, the Company utilized its associates’ three months ended March 31, 2021 results).

a.alpha-cannabis Pharma GmbH
On October 10, 2018, the Company executed an investment agreement with alpha-cannabis® Pharma GmbH (“ACG”) pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25.0% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market.

The Company has a commitment to deliver additional consideration of up to €875 in the form of the Company’s Common Shares contingent on the achievement of certain gross margin-based milestones. The Company has estimated the fair value of these contingent shares as €649 ($972) as of the investment date and has included a corresponding long-term derivative liability under other liabilities in the statement of financial position. Refer to Note 14 for further information.

Concurrent with the Company’s investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby the Company may supply ACG with dried cannabis flowers.

b.Eviana Health Corporation
On October 2, 2018, the Company participated in the debenture offering of Eviana Health Corporation (“Eviana”) by way of private placement. Eviana was a Canadian Securities Exchange (“CSE”) listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid-based topical creams and products. The Company’s investment was made in the form of convertible debentures and share purchase warrants, which together provided a potential ownership interest of up to 21.4%, which is capped at 19.9% based on certain contractual obligations. In addition to this ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation rights on Eviana’s board of directors, and thereby concluding that the equity method of accounting is appropriate.

The convertible debentures have a face value of $5,000, bear interest at 10% per annum, are non-redeemable, and matured on October 2, 2020. The convertible debentures were convertible at the option of the holder at any time at a price of $1.15 per share, or into 4,347,826 common shares of Eviana. Conversion of the debentures may have been forced by Eviana in the event that the volume weighted average price of the common shares of Eviana for ten consecutive days is greater than $2.15, subject to a minimum volume of 100,000 shares in each of those 10 days.

The share purchase warrants were acquired for no additional consideration, concurrent with the debenture offering, were transferable, and were exercisable until October 2, 2020. 2,500 share purchase warrant units were acquired, each of which is convertible into 870 common shares per unit, or 2,175,000 common shares in aggregate, at an exercise price of $1.30 per share.

Concurrent with the Company’s investment in Eviana, the parties entered into a CBD oil supply agreement, whereby the Company has the right, but not obligation, to purchase up to 25% of Eviana’s annual CBD oil at 95% of the agreed raw CBD oil wholesale market price for a period of 5 years from the date on which the CBD oil is first made commercially available by Eviana for wholesale.

On October 28, 2019, Eviana provided a default announcement in accordance with National Policy 12-203 Management Cease Trade Orders (“NP 12-203”). Eviana made an application to the British Columbia Securities Commission, as its principal regulator, for a management cease trade order (“MCTO”) under NP 12-203 in respect of an anticipated default regarding its annual filings. On November 1, 2019, a cease trade order (“CTO”) was issued by the British Columbia Securities Commission and the Ontario Securities Commission. On November 5, 2019, Eviana was suspended from the
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2021 AND 2020    22

CSE in accordance with CSE Policy 3 which is considered a regulatory halt as defined in National Instrument 23-101 – Trading Rules.

At February 29, 2020, the Company identified indicators of impairment with respect to its investment in Eviana. The Company determined the recoverable amount of Eviana to approximate $1,400 based on the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). An impairment loss of $1,600 was included in the statement of operations and comprehensive loss.

At May 31, 2020, the Company identified additional indicators of impairment with respect to its investment in Eviana. The Company determined the recoverable amount of Eviana to approximate $nil based on the higher of FVLCD and VIU and recorded an impairment loss of $1,400 for the three months ended May 31, 2020. A cumulative impairment loss of $3,000 has been included in the statement of operations and comprehensive loss for the year ended August 31, 2020 and the Company continues to carry this investment at a balance of $nil.

On June 18, 2020, the Company served Eviana with a notice of default and demand letter with respect to the non-payment of interest relating to its convertible debentures as well as other applicable events of default under the debenture agreement. As of the date these interim financial statements were approved, the Company has not yet received any of its interest payments since December 31, 2019 on the Eviana convertible debentures.

c.Hyasynth Biologicals Inc.
On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. (“Hyasynth”) by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. The first tranche was issued on that date, the second tranche (“Tranche 2”) was issued on October 23, 2020 (as described below), and there is one additional tranche that may be issued based on the achievement of a specific milestone. Hyasynth is a privately held biotechnology company based in Montreal, Quebec and is a leader in the field of cannabinoid science and biosynthesis. The Company’s investment is in the form of convertible debentures, which provide a potential ownership interest of up to 43.4% based on Tranche 1. In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth’s board of directors, and thereby concluded that the equity method of accounting is appropriate.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, are secured, and mature on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures is convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth’s facility reaching a pre-defined production capacity. Tranches 2 and 3 of the convertible debentures, each of which commits $2,500 for an aggregate of $5 million, have certain production-related milestones that must be achieved within a 24- and 36-month period, respectively, for issuance to occur.
Concurrent with the Company’s investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth’s annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures. This brings the Company’s total face value of convertible debentures investment in Hyasynth to $7,500, which provides the Company with a potential ownership interest of up to 46.7% on a fully diluted basis. The Company has appointed two nominee directors to the board of Hyasynth.

16.    RELATED PARTY TRANSACTIONS
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

Management and Board compensation
For the three and nine months ended May 31, 2021 and May 31, 2020, the Company’s expenses included the following management and board compensation:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2021	MAY 31, 2020	MAY 31, 2021	MAY 31, 2020
Salaries and consulting fees	$980	$636	$2,305	$1,958
Share-based compensation	508	787	1,660	2,214
Total key management compensation	$1,488	$1,423	$3,965	$4,172
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During the three and nine months ended May 31, 2021, nil and 330,000 stock options, respectively (May 31, 2020 – 540,000 and 790,000) were granted to key management personnel with an aggregate fair value of $nil and $456 (May 31, 2020 – $680 and $1,101). In addition, during the three and nine months ended May 31, 2021, nil and 349,493 RSUs, respectively (May 31, 2020 – 46,888 and 211,981), were granted to key management personnel with an aggregate fair value of $nil and $637, respectively (May 31, 2020 – $97 and $805). For the three and nine months ended May 31, 2021, nil and 240,740 PSUs, respectively (May 31, 2020 – nil and 88,910) were issued to key management personnel with an aggregate fair value of $nil and $259, respectively (May 31, 2020 – $nil and $191).

Significant Transactions with Associates
On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures. This brings the Company’s total face value of convertible debentures investment in Hyasynth to $7,500, which provides the Company with a potential ownership interest of up to 46.7% on a fully diluted basis.

17.     CAPITAL MANAGEMENT
The Company considers its capital to consist of long-term debt, derivative liabilities, share capital, equity reserves, accumulated other comprehensive (loss) income, and accumulated deficit, which is disclosed in the May 31, 2021 consolidated statement of financial position as $548,237 (August 31, 2020 - $414,793). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued. Accumulated other comprehensive (loss) income is entirely comprised of foreign currency translation gains and losses recorded on the Company’s investment in ACG.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the period, however derivative liabilities were incorporated into the definition of capital during the nine month period.

18.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, restricted funds, accounts payable and accrued liabilities, long-term debt, and contingent share consideration.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates $327 based on the face value of debt outstanding, which carries a floating interest rate.

The fair value of the contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of the investment in associate and EIC achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

At May 31, 2021, the probability of achieving the alpha-cannabis® Pharma GmbH milestones was estimated to be 50% and the discount rate was estimated to be 20%. If the probabilities of achieving the milestones increased or decreased by 10%, the estimated fair value of the contingent share consideration would increase or decrease by approximately $79. If the
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discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $11.

At May 31, 2021, the probability of EIC achieving the three milestones, as discussed in Note 26, was estimated to be 90%, 25%, and 25% respectively, and the discount rate was estimated to be 4%. If the probabilities of achieving the milestones increased or decreased by 10%, the estimated fair value of the contingent share consideration would increase or decrease by approximately $1,233. If the discount rates increased or decreased by 1%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $88.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(i) Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), outstanding trade and loan receivables, and restricted investments. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, and restricted funds on the statement of financial position at May 31, 2021 approximates $244,771 (August 31, 2020 - $99,736).

As of May 31, 2021, the Company’s aging of trade receivables was as follows:

	MAY 31, 2021	AUGUST 31, 2020
0-60 days	$15,136	$11,023
61-120 days	9	73
Gross trade receivables	$15,145	$11,096
Less: Expected credit losses	—	(13)
	$15,145	$11,083

(ii) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At May 31, 2021, the Company had $58,392 (August 31, 2020 – $24,600) of cash and working capital of $245,788 (August 31, 2020 - $141,123). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at May 31, 2021:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$19,276	$19,731	$19,731	$—	$—	$—
Long-term debt	327	350	80	160	110	—
	$19,603	$20,081	$19,811	$160	$110	$—

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s Moncton Campus, the Company is contractually committed to approximately $1,343 of capital expenditures.

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(iii) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at May 31, 2021 pursuant to the variable rate loans described in Note 11. A 1% change in benchmark interest rates will increase or decrease the Company’s interest expense by $nil (August 31, 2020 - $1,150) per year.

19.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the three and nine months ended May 31, 2021 and May 31, 2020 is disaggregated as follows:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2021	MAY 31, 2020	MAY 31, 2021	MAY 31, 2020
Adult-use recreational wholesale revenue (Canadian)	$25,455	$19,314	$64,457	$54,091
Direct to patient medical revenue (Canadian)	2,114	2,737	6,735	8,269
International (business to business)	72	133	386	679
Wholesale to Licensed Producers and medical wholesale revenue (Canadian)	1,437	—	1,901	14,778
Other revenue	27	57	198	180
Gross revenue	$29,105	$22,241	$73,677	$77,997
Excise taxes	(8,781)	(4,220)	(19,379)	(11,603)
Net revenue	$20,324	$18,021	$54,298	$66,394

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers.

During the three and nine months ended May 31, 2021, the Company had three and three customers (May 31, 2020 – three and three customers), respectively, that individually represented more than 10% of the Company’s net revenue.

20.    COST OF SALES
Cost of sales is comprised of the cost of inventories sold during the period, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions and write-downs for inventory that does not pass the Company’s quality assurance standards and obsolete products and packaging, and other production overhead.

During the three and nine months ended May 31, 2021, the Company recorded write-downs and provisions in relation to excess and obsolete inventories and biological assets as well as adjustments to net realizable value totaling $610 and $17,285, respectively (May 31, 2020 - $21,914 and $23,902), which are detailed in Note 8.

During the three and nine months ended May 31, 2021, the Company recorded $1,726 and $6,664 (May 31, 2020 - 1,964 and 1,964) in charges for unabsorbed fixed overhead related to reduced production volumes. These charges were expensed to cost of sales.

During the three and nine months ended May 31, 2020, the Company recorded charges of $7,865 and $7,865 related to a reduced workforce due to COVID-19, which was comprised of $5,048 in plant culling, $1,964 in unabsorbed fixed overhead as a result of lower production volumes, and $853 primarily related to lump-sum payments paid to temporarily laid-off workers. These charges were expensed to cost of sales.

21.    CONTINGENCIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The
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Company believes the lawsuit to be without merit though it will rigorously defend the action. No amount has been accrued in relation to the condensed consolidated interim financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “Claim”) was filed with the Supreme Court of Nova Scotia (the “Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs.

The Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The amended Claim also contained a request for an order certifying the proceeding as a class proceeding.

During late June 2018, certification hearings were heard before the Court. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019 and the decision was reserved. On April 30, 2020, the Nova Scotia Court of Appeal ruled that the plaintiff failed to present any evidence that the cannabis purchased by medical customers in 2016 could cause any particular adverse health effects. As a result, class members would not be able to bring claims for damages for adverse health effects in the class proceeding. On June 26, 2020, the plaintiff filed an application for leave to appeal the Nova Scotia Court of Appeal’s decision with the Supreme Court of Canada. On November 5, 2020, the application for leave to appeal was dismissed by the Supreme Court of Canada.

The Company is contesting what remains of the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover a portion of the fees or damages which may be associated with the Claim although the Company’s coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court.

On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit was filed with the Court of Queen’s Bench in Alberta (the “Alberta Claim”) seeking damages against several Canadian cannabis companies including the Company.  The Alberta Claim does not particularize all of the claims against the companies; however it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

An amount of $1,700 in regards to claims and other contingencies is included in the statements of financial position under other long-term liabilities. For the three and nine months ended May 31, 2021, $470 and $1,700 have been included in the statement of operations and comprehensive loss.

22.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2021	MAY 31, 2020	MAY 31, 2021	MAY 31, 2020
Office and general	$3,379	$1,882	$9,965	$7,801
Wages and benefits	2,367	2,083	6,631	5,506
Professional fees	2,158	1,347	4,251	4,761
R&D	890	173	2,303	898
Depreciation and amortization	606	408	1,618	1,037
Travel and accommodation	28	55	58	354
Utilities	25	11	65	27
Total general and administrative expenses	$9,453	$5,959	$24,891	$20,384

23.    GOVERNMENT SUBSIDIES

On April 1, 2020, Department of Finance Canada announced the CEWS, which would subsidize 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Also, on October 9, 2020, the creation of the new Canada Emergency Rent
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Subsidy ("CERS") program was announced to provide support to qualifying tenants and property owners in the form of rent subsidy that is made available to organizations that continue to endure declining revenues, and the lockdown support, which provides an additional top-up to those entities that must either close or significantly restrict their activities due to a public health order. Under these programs, the Company applied for subsidies for the three and nine months ended May 31, 2021 of $2,714 and $7,255, respectively (May 31, 2020 - $3,237 and $3,237), which has been included as government subsidies in the statements of operations and comprehensive loss.

24.    CORRECTION OF RECLASSIFICATION ERROR TO PRESENTATION OF PRIOR PERIOD CONSOLIDATED STATEMENT OF CASH FLOWS
For the three and nine months ended May 31, 2020, net change in accounts payable and accrued liabilities (shown in the operating activities section of the statement of cash flows) and net cash used in operating activities were understated and purchase of property, plant and equipment (shown in the investment activities of the statement of cash flow) and net cash used in investing activities were overstated as outlined below. The amounts relate to timing differences between when construction services were rendered and equipment was received and ultimately paid. There was no net impact to the overall change in cash.

This classification error that was corrected for the three and nine months ended May 31, 2020 as presented below:

	THREE MONTHS ENDED
	MAY 31, 2020
OPERATING ACTIVITIES	AS REPORTED	ADJUSTMENT	AS CORRECTED
Net change in accounts payable and accrued liabilities	$10,886	$(8,227)	$2,659
Net cash provided by operating activities	$8,540	$(8,227)	$313

INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(24,650)	$8,227	$(16,423)
Net cash used in investing activities	$(32,682)	$8,227	$(24,455)

	NINE MONTHS ENDED
	MAY 31, 2020
OPERATING ACTIVITIES	AS REPORTED	ADJUSTMENT	AS CORRECTED
Net change in accounts payable and accrued liabilities	$(4,572)	$(20,978)	$(25,550)
Net cash used in operating activities	$(16,471)	$(20,978)	$(37,449)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(89,623)	$20,978	$(68,645)
Net cash used in investing activities	$(100,734)	$20,978	$(79,756)

25.     PRODUCT DEVELOPMENT COLLABORATION
On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into a PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s indoor Moncton Campus, which holds the Health Canada licenses required to conduct research and development (“R&D”) activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both Organigram and BAT have access to certain of each other’s intellectual property (“IP”) and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of the Investment Proceeds was reserved in order to satisfy certain of the Company’s obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT.

The CoE is accounted for as a joint operation, in which the Company and BAT are 50% partners. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss. For the three and nine months ended May 31, 2021, $79 of expenses has been recorded. The Company’s accounts receivable include $81 from BAT, inclusive of $2 incurred on capital expenditures.

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26.    ACQUISITION OF THE EDIBLES AND INFUSION CORPORATION
On April 6, 2021, the Company acquired 100% of the shares and voting interests of the non-listed EIC, including SUHM Investments Inc. and Quality Confections Corporation who collectively own 100% of EIC.

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets and liabilities acquired at the date of acquisition of EIC are inputs (production equipment, manufacturing facility and a standard research and processing license), production processes and an organized workforce. The Company has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business.

Taking control of EIC is expected to enable the Company to penetrate a new product category and provides the Company with access to EIC’s expertise in the confectionary space. The acquisition is also expected to provide the Company with an increased share of the gummies market.

For the two months ended May 31, 2021, EIC did not contribute any revenue to the consolidated results, as it is still in the startup phase of operations.

Assets acquired and liabilities assumed
The following table summarizes management's preliminary recognition of assets acquired and liabilities assumed at the date of acquisition. The Company has not yet finalized the purchase accounting including determining any final working capital adjustment.

FAIR VALUE ON ACQUISITION
Assets
Property, plant and equipment	$11,535
Intangibles	2,685
Other assets	2,206
Total assets	$16,426

Liabilities
Accounts payable and accrued liabilities	$2,039
Lease liability	1,742
Total liabilities	$3,781
Total identifiable net assets at fair value	$12,645

Consideration transferred
Equity instruments (5,045,873 common shares)	$22,000
Contingent consideration	5,249
$27,249

Goodwill arising on acquisition	$14,604

Equity instruments issued
The fair value of the Common Shares issued was based on the listed share price of the Company on closing of April 5, 2021 of $4.36 per share.

Acquisition costs
The Company incurred acquisition-related costs of $620 on legal fees and due diligence costs. Of these costs $555 have been included in the statement of operations and comprehensive loss and $65 have been capitalized to share issuance costs.

Lease liability
The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use asset was measured at an amount equal to the lease liabilities.

Contingent consideration
As part of the purchase agreement with the previous owners of EIC, contingent consideration has been agreed. There will be additional equity instruments issued of:

a) $3.5 million to be paid in Common Shares upon the first listing of EIC or Organigram branded product (which was manufactured at the EIC facility) prior to December 31, 2021 in either the Ontario or Alberta recreational market.
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b) $7.0 million to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022.
c) $2.5 million to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022.

Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $5,249. As at May 31, 2021 there have been no significant change to the assumptions used in calculating the fair value of the contingent consideration and therefore no adjustments have been made.

Goodwill
The goodwill is attributable to the skills and technical talent of EIC's work force and the synergies expected to be achieved from integrating EIC into the Company’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.

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